[iVillage.com LOGO]                         Filed by iVillage Inc.

                                            Pursuant to Rule 425
                                            under the Securities
                                            Act of 1933 and
                                            deemed to be filed
                                            pursuant to Rule
                                            14a-12 of the
                                            Securities Exchange
                                            Act of 1934.

                                            Subject: Women.com Networks, Inc.

                                            Commission File No.: 333-56150


To: All iVillage Employees

From: Doug

Re: Nasdaq Compliance

On Thursday, May 31, 2001, iVillage received a letter from the Nasdaq informing iVillage that its common stock had maintained a minimum bid price of $1.00 for 10 consecutive trading days. Accordingly, iVillage is again in compliance for continued listing on the The Nasdaq National Market.

I know we are all pleased that this is now behind us; thanks to each of you for your continued hard work and commitment to iVillage. To quote from the Nasdaq's letter to iVillage, "this matter is now closed."


FOR IMMEDIATE RELEASE


                   iVILLAGE REGAINS NASDAQ LISTING COMPLIANCE


NEW YORK - May 31, 2001-- iVillage Inc. (Nasdaq: IVIL), operator of the iVillage Network, which includes iVillage.com, Lamaze Publishing and the Newborn Channel, today announced that it has regained Nasdaq listing compliance as stated in a letter from The Nasdaq Stock Market, Inc. dated May 31, 2001. This letter acknowledges iVillage's common stock had maintained a minimum bid price of $1.00 for at least 10 consecutive trading days to comply with Nasdaq Marketplace Rule 4450(a)(5) and states that the matter is now closed.

"We are pleased with this Nasdaq action and that the issue of delisting is now closed," said Doug McCormick, Chairman and Chief Executive Officer, iVillage, Inc. "With this now behind us, we're even more enthusiastic about our pending acquisition of Women.com and our expected solid offline support from The Hearst Corporation. We continue with our focus on achieving EBITDA profitability, increasing shareholder value and strengthening our position as a leading women's media company."

About iVillage Inc.

iVillage is a media company, which includes iVillage.com, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading women's online destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,000 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Books, Diet & Fitness, Entertainment, Food, Games, Health, Home & Garden, Lamaze, Money, News & Issues, Parenting, Pets, Pregnancy, Relationships, Relaxation, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services. Membership to iVillage.com is free and offers features such as e-mail, personal homepages, instant messaging and other community tools.

Safe Harbor Statement under the Private Securities Litigation Reform
Act of 1995:

iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger and related rights offering to stockholders of Women.com Networks, Inc., iVillage Inc. and Women.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage has been mailed to iVillage's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.


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CONTACTS:

iVillage Inc.
Carl Fischer
212.600.6502
cfischer@mail.ivillage.com